EMAIL: SFeldman@olshanlaw.com DIRECT DIAL: 212.451.2234

December 8, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Patrick Costello, Esq.

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Ault Disruptive Technologies Corporation
Registration Statement on Form S-1
Filed November 5, 2021
File No. 377-05117

Ladies and Gentlemen:

On behalf of Ault Disruptive Technologies Corporation, a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), for the registration of $100,000,000 of Units, each consisting of one share of the Company’s Common Stock and three-fourths of one Redeemable Warrant, including one complete copy of the exhibits listed as filed therewith.

Amendment No. 1 to the Registration Statement responds to the comment received from the staff of the SEC in its comment letter, dated November 9, 2021, relating to the Company’s Registration Statement filed on November 5, 2021, as discussed below.

Courtesy copies of this letter and Amendment No. 1 to the Registration Statement (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Patrick Costello, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comment is reproduced before the Company’s response thereto. All page numbers referred to in the response to the staff’s comment correspond to the page numbers of Amendment No. 1 to the Registration Statement.

Registration Statement on Form S-1 filed November 5, 2021

Our warrants are expected to be accounted for as equity . . . , page 69

1. We note from your risk factor disclosure on pages 33 and 69 that currently your warrants are expected to be accounted for as equity in your balance sheet, but you cannot guarantee that your warrants would not be classified as liabilities. We further note your disclosure that if auditors of a potential target disagree or the SEC issues a statement in the future, it could result in different accounting treatment and you may need to restate your financial statements. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles generally accepted in the United States of America. Finally, please tell us why the accounting for the warrants determines the terms and conditions of the warrants.

Response: In response to the staff’s comment, the Company has removed the summary sentence previously on page 33 and the entire risk factor previously on page 69 relating to the uncertainty of the accounting treatment of the warrants. The Company has removed the statements that could be construed as qualifying the accounting treatment of the warrants as set forth in the Company’s financial statements contained in Amendment No. 1 to the Registration Statement.

At the time the Company initially made the statement “the accounting for the warrants determines the terms and conditions of the warrants,” there was uncertainty in the authoritative accounting literature and comments from the SEC on the terms and conditions that might result in liability treatment for the warrants. Subsequently, there has been guidance from the SEC clarifying this topic and further, the Company believes that the current terms and conditions of the warrants to be issued by the Company will result in equity accounting treatment for the warrants. The Company’s previous statements qualifying the accounting treatment are no longer applicable.

In addition to the risk factor changes described above, Amendment No. 1 to the Registration Statement includes the Company’s interim financial statements (and related financial data) updated through September 30, 2021, in compliance with Article 3 of Regulation S-X.

* * *

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company and the representative of the underwriters as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. The Company respectfully requests an expedited review in order for the Company to complete this offering during the week of December 13. The Company does not expect to rely on Rule 430A. The request of the representative will include the representation from the underwriters with respect to compliance with Rule 15c2-8. A copy of the letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering has been received and will be forwarded to you by email. We believe that all exhibits, and any supplemental information requested by the staff, have been filed or provided.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Henry C.W. Nisser, the President and General Counsel of the Company (tel.: (646) 650-5044), or to the undersigned (tel.: (212) 451-2234).

Very truly yours, /s/ Spencer G. Feldman Spencer G. Feldman

cc:     Henry C.W. Nisser, Esq.